EXHIBIT (a)(7)

              Text of Press Release Dated May 9, 1997


                      SUPERSEDES PRESS RELEASE
                      ------------------------
                        SENT ON MAY 2, 1997
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FOR IMMEDIATE RELEASE              CONTACT:  Weston B. Wetherell
                                             (630) 684-6360

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES

          OAKBROOK TERRACE, IL, May 9, 1997 -- Van Kampen American
Capital Prime Rate Income Trust announced today the final results of its tender offer for approximately seven percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on April 18, 1997.

          The Trust said that 17,398,281 common shares, or approximately
2.89 percent of the Trust's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 17,398,281 common shares tendered were purchased at a price of $9.98 per common share, the net asset value at the time the offer expired.
Payment for the shares purchased was mailed on or about April 21, 1997.

          As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

          The Trust commenced operations on October 5, 1989 and had total net assets of approximately $6,008,013,201 as of April 18, 1997.

          Van Kampen American Capital, Inc. (Van Kampen American Capital) is a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $57 billion under management or supervision. Van Kampen American Capital's more than 40 open-end and 38 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen American Capital is a wholly-owned subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly-owned subsidiary of MSAM Holding II, Inc. which, in turn, is a wholly-owned subsidiary of Morgan Stanley Group Inc.